SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Avenida Maria Coelho Aguiar, 215, Bloco F, 6(o) andar
05804-900 Sao Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
TAX ID CNPJ/MF nº 02.808.708/0001-07
NIRE nº 35.300.157.770
Public Traded Corporation

MINUTES OF MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 11th, 2003
(Free Translation – original minutes in Portuguese available at www.ambev-ir.com)

On June 11, 2003 at 9:00 a.m., the majority of the members of the Board of Directors of Companhia de Bebidas das Américas – AmBev (the “Company”) met at the Company headquarters located at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, suites 31 and 32, and on the 4th floor, suites 41 and 42, in the Corporate Park building, ZIP code: 04530-000, Itaim Bibi, in the City of São Paulo, State of São Paulo, Brazil. The following deliberations have been made, based on caput and paragraph 1 of clause 32 of the Company’s By-Laws: (i) elect, with a 3-year mandate, the following members of the Consulting Committee: Mr. Ary Oswaldo Mattos Filho, Brazilian, divorced, lawyer, I.D. number 2.633.603 SSP/SP, enrolled in the Tax Authority Enrollment Number (CPF/MF) under # 120.931.148-87, domiciled in the City and State of São Paulo, at Rua Barão de Capanema, 121, 11th floor, Mr. José de Maio Pereira da Silva, Brazilian, married, lawyer, I.D. number 1.499.053 SSP/SP, enrolled in the Tax Authority Enrollment Number (CPF/MF) under # 005.997.518-00, domiciled in the City and State of São Paulo, at Rua Zacharias Góes, 966, 1st floor apt. 11, and Mr. Paulo Cezar Castello Branco Chaves de Aragão, Brazilian, divorced, lawyer, I.D. number 2206463 IFP-RJ, enrolled in the Tax Authority Enrollment Number (CPF/MF) under # 174.204.407-78, domiciled in the City and State of Rio de Janeiro, at Rua Antõnio Afonso, 119 7th floor; (ii) elect as President of the Consulting Committee Mr. Paulo Cezar Castello Branco Chaves de Aragão, qualified above; and (iii) fix the annual global remuneration for the members of the Consulting Committee in up to R$500,000.00 (five hundred thousand reais). Having no further issues to address, the minutes referring to this meeting have been drawn up, and read and approved by the Members present. MARCEL HERRMANN TELLES; CARLOS ALBERTO DA VEIGA SICUPIRA; JORGE PAULO LEMANN; VICTÓRIO CARLOS DE MARCHI; JOSÉ HEITOR ATTILIO GRACIOSO; and ROBERTO HERBSTER GUSMÃO

Free Translation of Original Minutes
São Paulo, June 11th, 2003

Marcel Herrmann Telles          Victório Carlos de Marchi
Co-Chairmen of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2003

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.